RMS

17005566

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2017
REGISTRATIONS BRANCH
15

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D H Frederick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Birch Street, Suite 3000, West Tower
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Querry 949-476-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd., Suite 1000	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Richard Querry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DH Frederick Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Querry
Signature

CFO
Title

A. M. Kuner
Notary Public

A. M. KUNER
Commission # 2074107
Notary Public - California
Orange County
My Comm. Expires Aug 7, 20..

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. M. KUNER
Commission # 2074107
Notary Public - California
Orange County
My Comm. Expires Aug 7, 2018

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 11 (Date) day of January (Month), 2017 (Year), by

(1) Richard Querry (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature A.M. Kuner (Signature of Notary Public)

A. M. KUNER
Commission # 2074107
Notary Public - California
Orange County
My Comm. Expires Aug 7, 2018

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statement of DH Frederick Securities, Inc. (the "Company") (a wholly owned subsidiary of Frederick Capital Corporation), which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information as of December 31, 2016 included in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule 1. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.15c3-1. In our opinion, the supplemental information included in Schedule 1 is fairly stated, in all material respects, in relation to the financial statement as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 13, 2017

p 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2763 Loker Avenue West Suite 101 Carlsbad CA 92010

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2016
Cash	$ 13,244
Accounts receivable	11,538
Prepaid expenses	8,466
	$ 33,248

LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 4,554
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	496,307
Accumulated deficit	(467,623)
Total stockholder's equity	28,694
	$ 33,248

NOTE 1 – GENERAL

DH Frederick Securities, Inc. (the "Company") was incorporated in the State of California on June 2, 2003 and commenced operations on October 6, 2003. The Company is wholly owned by Frederick Capital Corporation ("FCC").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

The Company relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to further develop its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2018. In the event that additional funds are required, FCC has committed to provide such funding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under SEC Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers." As of December 31, 2016, the Company had net capital of $8,690, which was $3,690 in excess of the required minimum net capital and had a ratio of aggregate indebtedness to net capital of 0.52 to 1.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution.

Revenue Recognition

Commission income is recognized in the period in which services are performed.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a qualified subchapter S corporation under the Internal Revenue Code and under the tax laws of the State of California, pursuant to which taxes on income of the Company are the responsibility of the stockholder. Under this election, the Company's taxable income or loss flows through to the stockholder's federal and state income tax returns. The State of California imposes an $800 minimum tax per year, and a tax equal to 1.5 percent of taxable income, which may be offset by available tax credits and/or loss carryforwards.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2016.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2012.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of this financial statement, which would require inclusion or disclosure in its financial statement.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

The Company was obligated to pay $3,000 monthly in 2016 in the form of management fees to FCC for general and administrative service support (including facilities) provided to the Company. Management fee expense was $36,000, which was recorded as a contribution from FCC, by mutual agreement of the parties, for the year ended December 31, 2016.

During the year ended December 31, 2016, the Company recorded capital contributions of $10,000 provided by FCC.

NOTE 3 – COMMITMENTS AND CONTINGENCIES, continued

Indemnities and Guarantees

During the normal course of business, the Company has entered into certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statement.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	As of December 31, 2016
Net capital:	
Total stockholder's equity from statement of financial condition	$ 28,694
Deduction:	
Unallowable assets	(20,004)
Net capital	8,690
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $4,554 or $5,000)	5,000
Excess net capital	$ 3,690
Aggregate indebtedness	$ 4,554
Ratio of aggregate indebtedness to net capital	0.52 to 1

NOTE – There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report of DH Frederick Securities, Inc., in which (1) DH Frederick Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 13, 2017

t 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
t 818 999 6885 f 818 704 4698 20720 Ventura Blvd Suite 150 Woodland Hills CA 91364
t 760 431 5465 f 760 431 5466 2760 Loker Avenue West Suite 101 Carlsbad CA 92010

DH FREDERICK SECURITIES, INC.
5000 BIRCH STREET
SUITE 3000, WEST TOWER
NEWPORT BEACH, CALIFORNIA
U.S.A. 92660-2140
TELEPHONE (949) 476-3720
FAX (949) 476-3683
WWW.DHFREDERICKSECURITIES.COM
MEMBER: FINRA/SIPC

DH Frederick Securities, Inc's Exemption Report

DH Frederick Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3*(k)(2)(i)*.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2016 without exception.

I, Richard Querry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DH Frederick Securities, Inc.

By: Richard Querry
Title: Vice President

February 13, 2017

DH FREDERICK SECURITIES, INC.
5000 BIRCH STREET
SUITE 3000, WEST TOWER
NEWPORT BEACH, CALIFORNIA
U.S.A. 92660-2140
TELEPHONE (949) 476-3720
FAX (949) 476-2683
WWW.DHFREDERICKSECURITIES.COM
MEMBER: FINRA/SIPC

DH Frederick Securities, Inc's Exemption Report

DH Frederick Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3*(k)(2)(i)*.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2016 without exception.

I, Richard Querry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DH Frederick Securities, Inc.

Richard Querry

By: Richard Querry
Title: Vice President

February 13, 2017